UNOFFICIAL ENGLISH TRANSLATION

THIS DOCUMENT IS EXECUTED IN BAHASA INDONESIA

Ref. No.: 140/E00-E0O/FIN/14

June 2, 2014

Head of the Capital Market Supervisory

Indonesian Financial Services Authority

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Re :  Announcement Principal Amount Repayment of Indosat’s Bonds V

         Year 2007 A Series And Sukuk Ijarah Indosat II Year 2007

Dear Madam,

PT Indosat Tbk (“Indosat” or “the Company”) announces that on 30 May 2014 the Company has fully repaid the principal of Indosat’s Bonds V Year 2007 A Series and Sukuk Ijarah Indosat II Year 2007 amounting Rp1,630,000,000,000 (one trillion six hundred and thirty billion rupiah) as well as their associated interest and ijarah fee.

We express our sincere appreciation to the holders of Indosat’s Bonds V Year 2007 A Series and Sukuk Ijarah Indosat II Year 2007 and all related parties who have participated from their issuance until repayment.

Yours Sincerely,

President Director & CEO

Alexander Rusli

Cc :

1. Board of Directors of Indonesia Stock Exchange

2. Deputy Komisioner of Capital Market Supervisor II - OJK

3. Indonesian Capital Market Electronic Library (CaMEL)

4. Indonesian Securities Central Custodian (PT KSEI)

5. PT Bank Rakyat Indonesia (Persero) Tbk, as Trustee